UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 9, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                       Form 40-F  o

This Form 6-K consists of the consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

9 May 2023
News Release
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules UBS announces new operating model and leadership team

•           Credit Suisse AG to operate alongside UBS AG and its business divisions, functions and regions under UBS Group AG

•           CS CEO Ulrich Körner to join UBS Group Executive Board at close

•           Todd Tuckner to succeed Sarah Youngwood as Chief Financial Officer at close

•           Beatriz Martin Jimenez named Head Non-Core and Legacy and President EMEA Region

•           Michelle Bereaux named Group Integration Officer

•           Stefan Seiler named Group Head Human Resources and Corporate Services

•           All five becoming members of the UBS Group Executive Board

Zurich, 9 May 2023 – Following the recent announcement of the planned acquisition of Credit Suisse, UBS outlines its new operating model and leadership team, an important milestone in the combination of the two firms.

UBS anticipates that the legal close will take place in the next few weeks. At this time, Credit Suisse Group AG (CS) will be merged into UBS Group AG (UBS) and the combined entity will operate as a consolidated banking group. UBS AG and Credit Suisse AG will continue to operate independently for the foreseeable future and UBS will carry out the integration in a phased approach.

UBS Group CEO Sergio P. Ermotti comments: “This is a pivotal moment for UBS, Credit Suisse and the entire banking industry. Together we will solidify and represent the Swiss model for finance around the world, one that is capital-light, less reliant on taking risk and anchored by stability and high-touch service. This transaction will allow us to offer attractive returns to our shareholders and give us capacity to further invest and grow. With the new operating model and leadership team, UBS is well-equipped to build on its existing strength and the successes of the past decade. The integration of the businesses and legal entities will take time. But adding Credit Suisse to UBS’s highly capital-accretive business model, diversified revenue streams, disciplined risk management and balance sheet for all seasons will benefit our clients, employees, investors, the economies we serve and the wider financial system.”

At the time of legal close, the following governance will apply:

•           UBS Group AG will initially manage the two separate parent companies – UBS AG and Credit Suisse AG. Each institution will continue to have its own subsidiaries and branches, serve its clients, and deal with counterparties.

•           The UBS Group Board of Directors and the UBS Group Executive Board will hold overall responsibility for the consolidated group.

•           Pending further integration, Credit Suisse AG will continue to rely on its established governance and risk control frameworks, though some new policies will be put in place to ensure that UBS Group has effective oversight.

UBS Group AG, News Release, 9 May 2023                                                                                                                                                  Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Operating model and Group Executive Board

The combined firm will operate with five business divisions, seven functions and four regions, and in addition  Credit Suisse AG. Each will be represented by a Group Executive Board member, all of whom will report to Group CEO Sergio P. Ermotti.

Ulrich Körner, as Credit Suisse AG CEO, will become a member of the UBS Group Executive Board upon transaction close. With his knowledge of both organizations, he will be responsible for ensuring Credit Suisse’s operational continuity and client focus, while supporting the integration process.

Divisions

•           Iqbal Khan will remain President Global Wealth Management

•           Rob Karofsky will remain President Investment Bank

•           Sabine Keller-Busse will remain President Personal & Corporate Banking and President Switzerland

•           Suni Harford will remain President Asset Management and Lead for Sustainability & Impact

•           Beatriz Martin Jimenez will become Head Non-Core and Legacy and President EMEA. She will remain UBS Chief Executive for the UK and will continue in her role as Group Treasurer until a successor is named. With her background in our Investment Bank and as Group Treasurer, as well as her restructuring experience and knowledge of the UK market, she is ideally positioned to lead this work.

Functions

•           Todd Tuckner is appointed Group Chief Financial Officer. He will become a member of the Group Executive Board with immediate effect and take on the role of CFO at close of the acquisition. Having joined UBS in 2004, Todd Tuckner is currently CFO and Head Business Performance and Risk Management for Global Wealth Management and has held various leadership roles across Finance in the US and Switzerland. He will succeed Sarah Youngwood, who has decided to leave the firm after the transaction closes. Since joining UBS in 2022, Sarah has helped put UBS in the financial position necessary to make this acquisition. We thank Sarah for her contribution and wish her well for the future.

•           Michelle Bereaux will be Group Integration Officer. She has spent nearly 23 years at UBS and has held various leadership roles across the firm. Michelle Bereaux served as Chief Operating Officer and Head of Human Resources for the Investment Bank, led multiple firm-wide transformation projects and, most recently, was Chief Operating Officer and UK Country Head of UBS’s Asset Management business.

•           Mike Dargan will be Group Chief Operations and Technology Officer

•           Stefan Seiler will be Group Head Human Resources and Corporate Services. In this role, he will bring Human Resources and Corporate Services closer to ensure an effective and efficient alignment of employees, real estate and vendor management strategies. Having joined UBS in 2011, Stefan Seiler became Group Head of Human Resources in 2018. Previously, he was Head of Human Resources for Region Switzerland and Group Functions, and Head Talent and Recruiting.

•           Christian Bluhm will remain Group Chief Risk Officer

•           Barbara Levi will remain Group General Counsel

•           Markus Ronner will remain Group Chief Compliance and Governance Officer

Upon transaction close, all Credit Suisse Executive Board members and permanent guests who are also division and function heads will report to both their respective UBS Executive Board member and Ulrich Körner. This will ensure that Credit Suisse remains accountable for its day-to-day operations, while facilitating the integration of the respective areas into UBS over time. As previously announced, UBS will evaluate all options for Credit Suisse’s Swiss business and will communicate further on this matter in the coming months.

UBS Group AG, News Release, 9 May 2023                                                                                                                                                  Page 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Regions

•           Naureen Hassan will remain President Americas

•           Sabine Keller-Busse will remain President Switzerland

•           Edmund Koh will remain President Asia-Pacific

•           Beatriz Martin Jimenez will become President EMEA

UBS is confident that it has the right operating model and leadership team for a successful integration. It is committed to providing regular updates on the integration process over time.

UBS Group AG

Investor Relations:

Switzerland: Media Relations:	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 58
APAC:	+852-297-1 82 00

www.ubs.com/media

Cautionary Statement Regarding Forward-Looking Statements

This media release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS Group AG, News Release, 9 May 2023                                                                                                                                                  Page 3

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  May 9, 2023